December 17, 2014

VIA EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (the “Registrant”)
(File Nos. 333-62270, 811-10399)

Dear Ms. O’Neal-Johnson:

This letter responds to the comments on Post-Effective Amendment No. 84 to the Registrant’s registration statement on Form N-1A on behalf of the Henderson US Growth Opportunities Fund (the “Fund”) filed on EDGAR on October 17, 2014 that were provided to me by telephone on December 2, 2014 by the staff of the Securities and Exchange Commission (the “Commission”).  Set forth below are the staff’s comments and the Registrant’s responses.

1.         Comment:  The Commission has requested that the Registrant complete the annual fund operating expenses table in the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus for the Fund as required by Item 3 of Form N-1A.
The Commission has requested the disclosure be provided in this letter.

Response:  The annual fund operating expenses table for the Fund is set forth below.

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Class I Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) Imposed on Redemptions (as a percentage of offering price)	None (a)	1.00% (b)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares
Management Fees	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses (c)	1.77%	1.77%	1.77%
Acquired Fund Fees and Expenses (d)	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	2.78%	3.53%	2.53%
Fee Waiver and/or Expense Reimbursement (e)	(1.57)%	(1.57)%	(1.57)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.21%	1.96%	0.96%

(a)
A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.

(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.
(c)	Other Expenses are based on estimated amounts since the Fund has not yet commenced operations.
(d)
Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The estimates are based on the expected exposure to underlying investment companies and use the net expense ratio in the most recent publicly available financial statements for the underlying fund(s).

(e)
The Fund’s adviser has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses (excluding Distribution and/or Service (12b-1) Fees and Acquired Fund Fees and Expenses) in order to limit total annual ordinary operating expenses to 0.95% of the Fund’s average daily net assets.  The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.

2.         Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus, the last sentence of footnote (d) for the Fund states that “The Fund’s Expense Limitation Agreement will remain in effect through July 31, _____.”  Please confirm that the Expense Limitation Agreement is effective for at least a year from the date of the Prospectus as required by Instruction 3(e) of Form N-1A.  Please confirm that only the Board may terminate this waiver early.  Please confirm if such fee waiver allows for recoupments. Please confirm that the fee waiver will only be used to limit total annual ordinary operating expenses, less distribution and service fees.

Response:  The Registrant will amend the sentence to read:  “The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.”  The Registrant confirms that the waiver may only be terminated before July 31, 2020 by the Board.  The waiver does not allow for recoupments. The Registrant confirms that the waiver operates to limit ordinary total operating expenses incurred by a Fund in any fiscal year, including, but not limited to, Fund investment advisory fees, but excludes distribution and services fees and such other fees and expenses as set forth in the Expense Limitation Agreement relating to each Fund.

3.         Comment:  In the fourth paragraph of the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, the Fund discloses that it may invest in private placements.  Please confirm that the Fund will not invest more than 15% of its net assets in private placements.

Response: The Registrant so confirms.

4.         Comment:  In the fourth paragraph of the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, the Fund discloses that it may invest in exchange traded funds (ETFs).  Please include a corresponding risk in “Fund Summary-Principal Investment Risks” for investing in ETFs.  In addition, please disclose acquired fund fees and expenses for the ETFs in the annual fund operating expenses table in the “Fund Summary-Fees and Expenses of the Fund”.

Response: The Fund expects to gain exposure to various asset classes through investment in exchange traded funds and other investment companies, as necessary. Accordingly, this has been disclosed in the “Fund Summary-Principal Investment Risks” section of the Prospectus for the Fund. We have updated the section entitled “Fund Summary-Fees and Expenses of the Fund” to include a line item for Acquired Fund Fees and Expenses based on the expected level of exposure to underlying fund(s) as set forth in Instruction 3(f) of Item 3 of Form N-1A. Please see Registrant’s response to Comment 1 above.

5.         Comment:  The Commission has requested that the Registrant rename “Concentration” Risk in the section entitled “Fund Summary-Principal Investment Risks” of the Prospectus for the Fund to clarify that the Fund does not intend to invest more than 25% of its total assets in any one industry.

Response: The Registrant has revised the disclosure as requested.

6.         Comment:  The Commission has requested that the Registrant confirm that there is no minimum investment for subsequent purchases of shares of the Funds.

Response:  The Registrant so confirms.

Statement of Additional Information

7.         Comment:  In the section “Management of the Fund-Trustees and Officers” in the Statement of Additional Information for the Fund, please confirm that the other directorships held by each Trustee meets the requirements of Item 17 of Form N-1A. Please update the heading to indicate that the table includes the other directorships held by each Trustee during the last five years.

Response:  The Registrant has included all other directorships held by the Trustees, not just those that meet the requirements of Item 17 of Form N-1A. The Registrant has revised the disclosure as requested.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received. These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (617) 662-3153.

Sincerely,

/s/ Timothy J. Burdick
Timothy J. Burdick

cc:           C. Yarbrough

EXHIBIT A

[Henderson Global Funds Letterhead]

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

In connection with a response being made on behalf of the Registrant to comments you provided by phone on December 2, 2014 with respect to Post-Effective Amendment No. 84 to the Registrant’s registration statement on Form N-1A (the “Amendment”) filed on EDGAR on October 17, 2014, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Amendment;
•	the effectiveness of the Amendment will not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and
•	the Registrant may not assert the effectiveness of the Amendment as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on December 2, 2014.  Please do not hesitate to contact the undersigned at (312) 915-9144 if you have any questions concerning the foregoing.

Sincerely, /s/ Christopher K. Yarbrough Christopher K. Yarbrough Secretary of Henderson Global Funds